UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

Xyratex Ltd
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

G98268108
(CUSIP Number)

VADIM PERELMAN
BAKER STREET CAPITAL MANAGEMENT, LLC
12400 Wilshire Blvd, Suite 940
Los Angeles, CA 90025
(310) 246-0345

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 2, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G98268108

1	NAME OF REPORTING PERSON BAKER STREET CAPITAL L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,191,879
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,191,879
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,191,879
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. G98268108

1	NAME OF REPORTING PERSON BAKER STREET CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,191,879
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,191,879
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,191,879
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. G98268108

1	NAME OF REPORTING PERSON VADIM PERELMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,191,879
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,191,879
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,191,879
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. G98268108

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (the “Amendment No. 6”).  This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 2, 2013, Baker Street Capital Management, Vadim Perelman and Kenneth Traub (together with Mr. Perelman, the “Investor Directors”) entered into an investor agreement with the Issuer (the “Investor Agreement”). The following description of the Investor Agreement is qualified in its entirety by reference to the Investor Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the Investor Agreement, the Issuer agreed, among other things: (1) to appoint Mr. Perelman to the Board of Directors of the Issuer (the “Board”) effective immediately and to solicit proxies from the Issuer’s stockholders for his election as a director in Class I at the 2013 annual general meeting of stockholders (the “2013 Annual Meeting”) and (2) to appoint Mr. Traub promptly following the 2013 Annual Meeting to serve as a director on the Board in Class III, with a term expiring at the 2014 annual general meeting of stockholders (the “2014 Annual Meeting”), and to serve as a Board observer until the time of his appointment.  To the extent that an Investor Director resigns for any reason (except as required under the Investor Agreement), is unable to serve or is otherwise deemed ineligible to serve as an Investor Director during the Standstill Period (as defined below), Baker Street Capital Management is entitled to designate substitute director(s) who are “independent” under NASDAQ corporate governance standards and qualified to serve as a director under the laws of Bermuda, for approval by the Nominations and Corporate Governance Committee, which approval shall not be unreasonably withheld, and appointment by the Board within five (5) business days following such approval. If no such approval is granted, Baker Street Capital Management has the right to propose one or more replacement designees.

In addition, the Issuer agreed (1) to promptly form a Strategic Committee to explore strategic alternatives and to offer Mr. Perelman membership on such committee and (2) to offer membership to each other committee of the Board to at least one Investor Director during their initial terms on the Board.  The Issuer further agreed during the Standstill Period not to increase the size of the Board above seven (7) directors or implement any antitakeover provisions other than the continuation of its shareholder rights plan in its current form.

Pursuant to the terms of the Investor Agreement, Baker Street Capital Management agreed: (1) to vote all shares of Common Stock it beneficially owns in favor of the election of the director nominees, including Mr. Perelman, recommended by the Board; (2) to vote in favor of all other matters recommended for stockholder approval at the 2013 Annual Meeting, which matters shall be limited to the election of Class I directors and the ratification of the Issuer’s independent registered public accounting firm; and (3) not to directly or indirectly seek to elect more than two (2) directors to the Board at the Issuer’s 2014 Annual Meeting or otherwise prior to the date that is 30 days in advance of the deadline for stockholder nominations for the Issuer’s 2015 annual general meeting of stockholders;

In addition, Baker Street Capital Management agreed, from the date of the Investor Agreement until thirty (30) calendar days before the deadline for submission of stockholder nominations for the 2014 Annual Meeting (the “Standstill Period”), not to, among other things: (1) acquire, propose or offer to acquire additional Shares, except that it can participate on equal terms with other stockholders in certain transactions that will not result in a percentage increase of its ownership; (2) except with respect to an Opposition Matter (as defined in the Investor Agreement), seek, propose or endorse certain material transactions; (3) except as provided in the Investor Agreement, seek, propose or endorse a change in the structure, size or composition of the Board or change in the executive officers of the Issuer; (4) submit any stockholder proposal or notice of nomination or other business, expect as permitted by the Investor Agreement; (5) except in connection with an Opposition Matter, engage in any solicitation in opposition to a recommendation or proposal of the Board; (6) except in connection with an Opposition Matter, form a group or partnership with respect to the voting of securities of the Issuer; (7) except in connection with an Opposition Matter, seek publicly, or through discussions with anyone other than the Company or the Board, any control or influence over the Company’s policies or in opposition to any recommendation of the Board or the divestiture, break-up or spin-off of the Company’s businesses or assets; (8) except in connection with an Opposition Matter, seek to call a special meeting of the Issuer’s stockholders; (9) enter into any agreement, arrangement or understanding or disclose any intention, plan, position or arrangement inconsistent with the foregoing.  Opposition Matter generally refers to certain material transactions that have been approved by the Board but voted against by Mr. Perelman.

CUSIP NO. G98268108

On April 2, 2013, the Issuer and Baker Street Capital Management jointly issued a mutually agreeable press release to announce they have reached a settlement and entered into the Investor Agreement.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 27,024,499 Shares outstanding as of November 30, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on February 21, 2013.

As of the close of business on April 3, 2013, BSC LP beneficially owned 6,191,879 Shares, constituting approximately 22.9% of the Shares outstanding.  As the general partner of BSC LP, Baker Street Capital Management may be deemed to beneficially own the 6,191,879 Shares owned by BSC LP, constituting approximately 22.9% of the Shares outstanding.  As the managing member of Baker Street Capital Management, which in turn is the general partner of BSC LP, Mr. Perelman may be deemed to beneficially own 6,191,879 Shares owned by BSC LP, constituting approximately 22.9% of the Shares outstanding.  Mr. Perelman has sole voting and dispositive power with respect to the 6,191,879 Shares owned by BSC LP by virtue of his authority to vote and dispose of such Shares.  Baker Street Capital Management and Mr. Perelman disclaim beneficial ownership of the Shares held by BSC LP, except to the extent of their pecuniary interest therein.

(b)           By virtue of his position with Baker Street Capital Management, Mr. Perelman has the sole power to vote and dispose of the Shares reported in this Schedule 13D.

(c)           There have been no transactions in the Shares by the Reporting Persons during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 2, 2013, Baker Street Capital Management, Messrs. Perelman and Traub and the Issuer entered into the Investor Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

CUSIP NO. G98268108

Also on April 2, 2013, Baker Street Capital Management and Mr. Traub entered into a compensation agreement pursuant to which Baker Street Capital Management agreed to pay Mr. Traub a one-time cash payment upon entry into the Investor Agreement and then upon the occurrence of certain triggering events in the future to pay Mr. Traub an incremental fee based on the appreciation of the Shares and subject to certain exceptions.  Baker Street further agreed to provide Mr. Traub with indemnification with respect to certain matters related to the entry into the Investor Agreement.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended to add the following exhibit:

99.1	Investor Agreement among Xyratex Ltd, Baker Street Capital Management, LLC, Vadim Perelman and Kenneth Traub, dated April 2, 2013.

CUSIP NO. G98268108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2013	BAKER STREET CAPITAL L.P.

	By:	Baker Street Capital Management, LLC General Partner

	By:	/s/ Vadim Perelman
	Name:	Vadim Perelman
	Title:	Managing Member

BAKER STREET CAPITAL MANAGEMENT, LLC

By:	/s/ Vadim Perelman
Name:	Vadim Perelman
Title:	Managing Member

/s/ Vadim Perelman
VADIM PERELMAN